As filed with the Securities and Exchange Commission on August 3, 2000
                                       Registration No. 333-38260
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  PRE-EFFECTIVE
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------


                           NATIONAL MERCANTILE BANCORP
             (Exact Name of Registrant as Specified in its Charter)

         CALIFORNIA                                              95-3819685
(State or other jurisdiction of                               (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)

                             1840 CENTURY PARK EAST
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 277-2265
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                               -------------------

                               SCOTT A. MONTGOMERY
                             CHIEF EXECUTIVE OFFICER
                          NATIONAL MERCANTILE BANCORP
                             1840 CENTURY PARK EAST
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 277-2265
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                              --------------------

                                   Copies to:

                              ALAN B. SPATZ, ESQ.
                    TROOP STEUBER PASICH REDDICK & TOBEY, LLP
                       2029 CENTURY PARK EAST, 24TH FLOOR
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 728-3200

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.




     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / X /


     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / X /


     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /


     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                               CALCULATION OF REGISTRATION FEE



--------------------------------------------------------------------------------------------------------------------------------
             TITLE OF EACH CLASS OF                          PROPOSED MAXIMUM                             AMOUNT OF
          SECURITIES TO BE REGISTERED                    AGGREGATE OFFERING PRICE (1)                 REGISTRATION FEE (2)
--------------------------------------------------------------------------------------------------------------------------------

  COMMON STOCK, WITHOUT PAR VALUE PER SHARE                    $11,000,000                                $2,904
--------------------------------------------------------------------------------------------------------------------------------



(1) Estimated solely for purpose of calculating the registration fee pursuant to Rule 457(a).


(2) Previously paid in connection with the initial filing of the Registration Statement on May 31, 2000.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE TIME UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

--------------------------------------------------------------------------------
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
--------------------------------------------------------------------------------


                       SUBJECT TO COMPLETION - AUGUST 3, 2000



                              Up to 1,517,241 Shares                 PROSPECTUS

                           NATIONAL MERCANTILE BANCORP

                                  Common Stock

                                $7.25 per share



         We are offering up to 1,517,241 shares of common stock. Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "MBLA." On August 1, 2000, the last reported sales price of the common stock on the Nasdaq SmallCap Market was $7.375.


         AN INVESTMENT IN OUR COMMON STOCK IS RISKY. YOU SHOULD ONLY PURCHASE THESE SHARES IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE COMMON STOCK BEING SOLD WITH THIS PROSPECTUS.

         This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

         Our executive offices are located at 1840 Century Park East, Los Angeles, California 90067, and our telephone number is (310) 277-2265.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               -------------------


                       This prospectus is dated August  , 2000

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy these documents at the SEC's Public Reference Room, located at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov."

                           INCORPORATION BY REFERENCE

         The SEC allows us to "incorporate by reference" in this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring to the documents containing that information. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, copies of which are being mailed together with this prospectus or are available upon request.


     -   Our Annual Report on Form 10-KSB for the year ended December 31, 1999.

     -   Our Quarterly Report on Form 10-QSB for the quarter ended March 31,
         2000.



     -   Our Current Report on Form 8-K dated July 11, 2000.



     -   Our Quarterly Report on Form 10-QSB for the quarter ended June 30,
         2000.


     -   Our Proxy Statement dated March 26, 2000.

         This prospectus is part of a registration statement we filed with the SEC. You may request a copy of the above information incorporated by reference, at no cost, by writing to or calling:

                  Rita Melchor
                  Assistant Secretary
                  National Mercantile Bancorp
                  1840 Century Park East
                  Los Angeles, California 90067
                  (310) 277-2265

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. We will not offer to sell the common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement.

                                TABLE OF CONTENTS


                                                                                                                         Page
                                                                                                                         ----
RISK FACTORS................................................................................................................7

A WARNING ABOUT FORWARD-LOOKING STATEMENTS..................................................................................9

USE OF PROCEEDS.............................................................................................................9

THE OFFERING................................................................................................................9

DESCRIPTION OF COMMON STOCK................................................................................................13

LEGAL MATTERS..............................................................................................................13

EXPERTS....................................................................................................................13


--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

         This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the important information that you should consider before purchasing shares of our common stock. You should carefully read the entire prospectus.

                           NATIONAL MERCANTILE BANCORP

         National Mercantile Bancorp is a bank holding company conducting business through its sole subsidiary Mercantile National Bank. Our primary business is to generate loans and deposits through our office located in the Century City area of Los Angeles, California. Generally the terms "we," "us," or "our," when used in this prospectus, are referring to National Mercantile Bancorp and Mercantile National Bank.

         Our business strategy is to attract banking and investment relationships from individuals and small to mid-sized businesses in specific market niches located in our primary service area by offering a variety of loan, deposit and investment products coupled with highly personalized service delivered by experienced relationship managers. Our niche banking strategy enables us to hire and retain relationship managers who are experienced in our clients' lines of business. Our lending products include revolving lines of credit, term loans, equipment loans, personal and home equity loans, which often contain terms and conditions tailored to the client's industry and their repayment sources. Consistent with our clients' high level of service expectations, we utilize a team approach to enhance client service by combining an experienced relationship manager with operations support personnel.

         During the past several years our targeted market niches have included the entertainment industry, business banking and professional services providers. Entertainment industry customers include television, music and film production companies, talent agencies, entertainers, directors and producers (whom we attract by establishing relationships with business management firms) and others affiliated with the entertainment industry. Business Banking tailors its lending and deposit products to serve the needs of manufacturers, wholesalers, distributors and real estate companies. While not a part of the business banking department, we also provide specialized deposit services to the escrow industry. Professional service customers include legal, accounting, insurance, advertising firms and their individual directors, officers, partners and shareholders.

         In the beginning of 2000 we expanded our targeted market niches by adding two new departments, namely healthcare and community-based non-profit organizations. Healthcare organizations include primarily outpatient healthcare providers such as physician medical groups, independent practice associations and surgery centers. The community-based non-profit organizations department targets all such organizations that are based in the Company's primary service area. Both of these new departments enabled us to expand our deposit, investment and loan products to meet the needs of these niche markets.

         In order to grow and to expand our array of products and services, we may from time to time acquire other financial service-related companies including "in-market" acquisitions with banks of similar size and market presence. We have no current arrangements, understandings or agreements regarding any such acquisition. We cannot predict whether we will identify an acquisition target which we can acquire on terms and conditions acceptable to us or that we could obtain the necessary regulatory approvals for an acquisition.


         After suffering material losses in the early to mid 1990s, in 1995 and 1996 we hired a new management team which developed and implemented our revised business strategy which complemented our existing strengths and opportunities, while adopting new tactics to effectively compete in the business environment in which we operate. Under this new strategy, we have generated net income of $132,000, $645,000 and $1,014,000 in 1997, 1998 and
1999, respectively, and $1,537,000 for the six months ended June 30, 2000. In addition, our total assets have increased from $119.4 million at December 31, 1997 to $177.8 million at June 30, 2000.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         During the past three years, although we have had taxable income, we have not paid state or federal income taxes, other than alternative minimum taxes, because of our net operating loss carryforwards created by losses in earlier periods. As of December 31, 1999, we had net operating loss carryforwards of $20.3 million and $4.7 million for federal and state tax purposes, respectively. Our federal net operating loss carryforward is available through 2012 and begins to expire in 2007. Our state net operating loss carryforwards continue to expire but remain available in reducing amounts through 2002.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  THE OFFERING


SHARES OFFERED                     1,517,241 shares of common stock.


PROCEDURE FOR PURCHASING           Subject to our right to accept or reject a
SHARES OF COMMON STOCK IN          subscription in whole or in part, there is no
THIS OFFERING                      limit to the number of shares for which any
                                   person may subscribe. You may purchase shares of common stock by properly completing and signing the subscription agreement and returning your completed subscription agreement and payment for the shares subscribed to U.S. Stock Transfer
                                   Corporation, the subscription agent for this offering, prior to the expiration date. If you use the United States mail to send these documents, we recommend that you use insured, registered mail.

                                   Funds paid by uncertified personal checks may take five business days or more to clear. If you wish to pay by uncertified personal check, we suggest that you make payment sufficiently in advance of the expiration date to ensure that your payment is received and clears before this offering expires. We urge you to consider using a certified or cashier's check, money order or wire transfer of funds.


EXPIRATION DATE;                   This offering will expire at 5:00 p.m.,
AMENDMENT                          Pacific Standard Time, on September 15, 2000.
AND TERMINATION                    We may extend the expiration date for any
                                   reason. We may amend or terminate the
                                   offering for any reason.


RIGHT TO REDUCE OR REJECT          All subscriptions are subject to acceptance
SUBSCRIPTIONS                      by us. We may accept or reject a subscription
                                   in whole or in part. If we do not accept a subscription in whole, we will return the funds tendered for the purchase price for the shares not accepted without interest.

                                   As part of our efforts to avoid having the use of our net operating loss carryforwards limited by a change of ownership, our Articles of Incorporation prohibit the transfer of any capital stock prior to July 1, 2003 to any person if such person is or would become by reason of such transfer a 4.5% holder of our "stock" (as that term is defined, and such ownership is determined, under Section 382 of the Internal Revenue Code). As of the date of this prospectus, 4.5% of our stock was 111,484 shares (counting each share of our Series A Preferred Stock as two shares). Our Board of Directors may waive this limitation on a case-by-case basis.

USE OF PROCEEDS                    We will contribute a portion of the proceeds
                                   from this offering to Mercantile National
                                   Bank to facilitate growth and to increase its lending limit. The remaining proceeds may be used to fund acquisitions, expand products and services, offer services to new niche markets and for general working capital.

                                   We anticipate that with the new powers
                                   granted to the banking, insurance and
                                   brokerage industries through the "Financial
                                   Modernization Bill," signed into law in
                                   November of 1999, increasing our capital will position the Company to consider acquisitions of other financial services firms, add loan production/branch offices and enhance our product delivery technology.

RISK FACTORS                       An investment in our common stock is
                                   risky. Among other things, you should
                                   consider the risks described under the
                                   heading "Risk Factors" beginning on page 7.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

SUBSCRIPTION AGENT                 U.S. Stock Transfer Corporation is acting as
                                   the subscription agent in connection with the offering.


INFORMATION AGENT                  Georgeson Shareholder Communications, Inc. is
                                   acting as information agent in connection with the offering. Their address is 17 State Street, 10th Floor, New York, New
                                   York 10004 and their telephone number is
                                   (800) 233-2064. You should contact
                                   Georgeson if you have any questions
                                   concerning this offering. Banks and
                                   brokerages should contact Georgeson at
                                   (212) 440-9800.


--------------------------------------------------------------------------------

                                                 SUMMARY FINANCIAL DATA



                                                   FOR THE SIX MONTHS ENDED
                                                         JUNE 30,                    FOR THE YEAR
                                                        (unaudited)               ENDED DECEMBER 31,
                                                  --------------------------  ---------------------------
                                                      2000           1999         1999           1998
                                                  ------------  ------------  ------------  -------------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATE DATA:
   Interest income..............................  $     6,456   $     4,973   $    10,545  $      10,081
   Interest expense.............................        2,110         1,645         3,558          3,485
                                                  ------------  ------------  ------------  -------------
   Net interest income..........................        4,346         3,328         6,987          6,596
   Provision for credit losses..................         (576)            -             -              -
                                                  ------------  ------------  ------------  -------------
   Net interest income after provision for
   credit losses................................        4,922         3,328         6,987          6,596
   Other operating income.......................          486           308           698            855
   Other operating expense......................        3,845         3,303         6,624          6,798
                                                  ------------  ------------  ------------  -------------
   Income before income tax provision...........        1,563           333         1,061            653
   Income tax provision.........................           26            12            47              8
                                                  ------------  ------------  ------------  -------------
   Net income...................................  $     1,537   $       321   $     1,014   $        645
                                                  ============  ============  ============  =============
PER SHARE DATA:
   Net income basic.............................  $      1.80   $      0.47   $      1.50   $       0.95
   Net income diluted (1).......................         0.61          0.13          0.41           0.25
   Book value (period end) (2)..................         5.34          4.86          4.68           5.35
   Weighted average common shares outstanding...      852,447       677,078       677,137        677,061
BALANCE SHEET DATA - AT PERIOD END:
   Assets.......................................  $   177,780   $   152,713   $   156,153   $    141,623
   Securities...................................       69,546        66,237        71,235         71,849
   Loans receivable.............................       93,956        60,804        73,843         56,972
   Interest-earning assets......................      165,517       144,641       149,528        135,621
   Deposits.....................................      121,312       120,058       116,984        106,972
   Shareholders' equity.........................       13,127        12,050        11,587         13,258
SELECTED PERFORMANCE RATIOS:
   Return on average assets.....................         1.86%         0.46%         0.69%          0.48%
   Return on average shareholders' equity.......        26.27%         4.90%         8.08%          4.96%
   Average shareholders' equity to average
   assets.......................................         7.09%         9.44%         8.57%          9.64%
   Net yield on interest-earning assets.........         5.49%         5.08%         5.01%          5.19%
CAPITAL RATIOS:
   National Mercantile Bancorp:
     Tier 1 risk-based..........................        14.68%        16.53%        16.21%         17.38%
     Total risk-based...........................        15.94%        17.80%        17.47%         18.65%
     Leverage...................................         9.08%         9.36%         8.98%          8.78%
   Mercantile National Bank:
     Tier 1 risk-based..........................        13.70%        12.73%        15.03%         13.48%
     Total risk-based...........................        14.96%        14.00%        16.29%         14.75%
     Leverage...................................         8.46%         7.10%         8.32%          6.69%
ASSET QUALITY:
   Nonaccrual loans.............................  $       484   $       789   $       932   $      1,505
   Loans contractually past due ninety days or
   more with respect to either principal or
   interest and still accruing interest.........          262            88             -              -
                                                  ------------  ------------  ------------  -------------
     Total nonperforming loans..................          746           877           932          1,505
   Other real estate owned (3)..................            -           382           382            593
   Other assets-SBA guaranteed loan.............            -           176           150              -
                                                  ------------  ------------  ------------  -------------
   Total nonperforming assets...................  $       746   $     1,435   $     1,464   $      2,098
                                                  ============  ============  ============  =============
ASSETS QUALITY RATIO:
   Nonaccrual loans to loans receivable.........          0.5%          1.3%          1.3%           2.6%
   Allowance for credit losses to loans
   receivable...................................          2.7%          3.4%          2.6%           3.8%
   Allowance for credit losses to nonaccrual
   loans........................................        526.0%        260.6%        203.4%         142.5%



---------------------

     (1) The weighted average number of shares used to compute diluted earnings per share for the six months ended June 30, 2000 and 1999 was 2,535,429 and 2,477,181 respectively and for the years ended December 31, 1999 and 1998 was 2,477,614 and 2,537,280 respectively.



     (2) Book value per share numbers are based on the number of shares outstanding at period end (including the assumed conversion of 785,425 shares of Preferred Stock into 1,570,850 shares of common stock at June 30, 2000 and 900,000 shares of Preferred Stock into 1,800,000 shares common stock at June
30, 1999 and December 31, 1999 and 1998) and does not give effect to outstanding options and warrants to purchase common stock.






     (3) Includes OREO acquired by the Bank through legal foreclosure and/or deed-in-lieu of foreclosure which was sold during the second quarter of 2000.

                                  RISK FACTORS

         You should carefully consider the following risks before you decide to buy our common stock. The risks and uncertainties described below are the material ones facing our company. If any of the following risks actually occur, our business, revenues, financial condition or results of operations may be adversely affected. If this occurs, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

WE FACE RISK FROM CHANGES IN INTEREST RATES.

         The success of our business depends, to a large extent, on our net interest income. Changes in market interest rates can affect our net interest income by affecting the spread between our interest-earning assets and interest-bearing liabilities. This may be due to the different maturities of our interest-earning assets and interest-bearing liabilities, as well as an increase in the general level of interest rates. Changes in market interest rates also affect, among other things:

     -   Our ability to originate loans;
     -   The ability of our borrowers to make payments on their loans;
     - The value of our interest-earning assets and our ability to realize gains from the sale of these assets;
     -   The average life of our interest-earning assets;
     - Our ability to generate deposits instead of other available funding alternatives; and
     -   Our ability to access the wholesale funding market.

         Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control.

WE FACE RISK FROM POSSIBLE DECLINES IN THE QUALITY OF OUR ASSETS.

         Our financial condition depends significantly on the quality of our assets. While we have developed and implemented underwriting policies and procedures to guide us in the making of loans, compliance with these policies and procedures in making loans does not guarantee repayment of the loans. If the level of our non-performing assets rises, our results of operations and financial condition will be affected. Our borrower's ability to pay their loan in accordance with its terms can be adversely affected by a number of factors, such as a decrease in the borrower's revenues and cash flows due to adverse changes in economic conditions or a decline in the demand for the borrower's products and/or services.

OUR ALLOWANCES FOR CREDIT LOSSES MAY BE INADEQUATE.


         We establish allowances for credit losses against each segment of our loan portfolio. At June 30, 2000, our allowance for credit losses equaled 2.7% of loans receivable and 341.3% of non-performing assets. Although we believed that we had established adequate allowances for credit losses as of June 30, 2000, the credit quality or our assets is affected by many factors beyond our control, including local and national economic conditions, and the possible existence of facts which are not known to us which adversely affect the likelihood of repayment of various loans in our loan portfolio and realization of the collateral upon a default. Accordingly, we can give no assurance that we will not sustain loan losses materially in excess of the allowance for credit losses. In addition, the Office of the Comptroller of the Currency, as an integral part of its examination process, periodically reviews our allowance for credit losses and could require additional provisions for credit losses. Material future additions to the allowance for credit losses may also be necessary due to increases in the size and changes in the composition of our loan portfolio. Increases in our provisions for credit losses would adversely affect our results of operations.


ECONOMIC CONDITIONS MAY WORSEN.

         Our business is strongly influenced by economic conditions in our market area (principally, the Greater Los Angeles metropolitan area) as well as regional and national economic conditions and in our niche markets, including the entertainment industry in Southern California. During the past several years economic conditions in these areas have been favorable. Should the economic condition in these areas deteriorate, the financial condition of our borrowers could weaken, which could lead to higher levels of loan defaults or a decline in the value of collateral for our loans. In addition, an unfavorable economy could reduce the demand for our loans and other products and services.

BECAUSE A SIGNIFICANT AMOUNT OF THE LOANS WE MAKE ARE TO BORROWERS IN CALIFORNIA, OUR OPERATIONS COULD SUFFER AS A RESULT OF LOCAL RECESSION OR NATURAL DISASTERS IN CALIFORNIA.

         At June 30, 2000, 49% of our loans outstanding were collateralized by properties located in California. Because of this concentration in California, our financial position and results of operations have been and are expected to continue to be influenced by general trends in the California economy and its real estate market. Real estate market declines may adversely affect the values of the properties collateralizing loans. If the principal balances of our loans, together with any primary financing on the mortgaged properties, equal or exceed the value of the mortgaged properties, we could incur higher losses on sales of properties collateralizing foreclosed loans. In addition, California historically has been vulnerable to certain natural disaster risks, such as earthquakes and erosion-caused mudslides, which are not typically covered by the standard hazard insurance policies maintained by borrowers. Uninsured disasters may adversely impact our ability to recover losses on properties affected by such disasters and adversely impact our results of operations.

OUR BUSINESS IS VERY COMPETITIVE.

         There is intense competition in Southern California and elsewhere in the United States for banking customers. We experience competition for deposits from many sources, including credit unions, insurance companies and money market and other mutual funds, as well as other commercial banks and savings institutions. We compete for loans and leases primarily with other commercial banks, mortgage companies, commercial finance companies and savings institutions. Recently, certain out-of-state financial institutions have entered the California market, which has also increased competition. Many of our competitors have greater financial strength, marketing capability and name recognition than we do, and operate on a statewide or nationwide basis. In addition, recent developments in technology and mass marketing have permitted larger companies to market loans more aggressively to our small business customers. Such advantages may give our competitors opportunities to realize greater efficiencies and economies of scale than we can. We can provide no assurance that we will be able to compete effectively against our competition.

OUR BUSINESS IS HEAVILY REGULATED.

         Both National Mercantile Bancorp, as a bank holding company, and Mercantile National Bank, as a national bank, are subject to significant governmental supervision and regulation, which is intended primarily for the protection of depositors. Statutes and regulations affecting us may be changed at any time, and the interpretation of these statutes and regulations by examining authorities also may change. We cannot assure you that future changes in applicable statutes and regulations or in their interpretation will not adversely affect our business.

OUR ABILITY TO USE OUR NET OPERATING LOSSES MAY BE LIMITED.

         During the past three years, although we have had taxable income, we have not paid any income taxes other than alternative minimum taxes because of our net operating loss carryforwards. As of December 31, 1999, we had net operating loss carryforwards of $20.3 million and $4.7 million for federal and state tax purposes, respectively. Our federal net operating loss carryforward is available through 2012 and begins to expire in 2007. Our state net operating loss carryforwards continue to expire but remain available in reducing amounts through 2002. Our ability to use these carryforwards in the future would be significantly limited if we experience an "ownership change" within the meaning of Section 382 of the Internal Revenue Code. We do not believe that the issuance of common stock in this offering will cause an ownership change that will restrict our use of net operating loss carryforwards. However, future issuances of common stock, when combined with the shares issued in this offering and transfers of our capital stock could have that effect. If our use of these carryforwards is limited, we would be required to pay taxes on our taxable income to the extent our taxable income exceeded the limited amounts which could be offset, and our net income would be lower.

THERE ARE CERTAIN RESTRICTIONS ON YOUR ABILITY TO TRANSFER THE SHARES YOU ACQUIRE IN THE OFFERING.

         As part of our efforts to avoid having the use of our net operating loss carryforwards limited by a change of ownership, our Articles of Incorporation prohibit the transfer of any capital stock to any person if such person is or would become by reason of such transfer a 4.5% holder of our common stock (as the term "stock" is defined, and such ownership is determined, under Section 382 of the Internal Revenue Code). Our Board of Directors may waive this limitation on a case-by-case basis. This provision in our Articles of Incorporation will limit the ability of our current and future shareholders to transfer shares to persons whose beneficial ownership would consequently exceed the limit. This may result in our capital stock being less liquid than stock without such a transfer restriction.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

         This prospectus contains or may incorporate by reference statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. The words "expect," "estimate," "anticipate," "predict," "believe," and similar expressions and variations of such words are intended to identify forward-looking statements. Such statements appear in a number of places in this prospectus and include statements regarding our intent, belief or current expectations with respect to, among other things:

     - market conditions and economic conditions in the geographic region within which we operate;
     -   our plans to develop a presence in certain niche markets;
     -   our intended use of the proceeds from this offering;
     -   our on-going efforts to improve the quality of our assets;
     -   trends affecting our financial condition and results of operations; and
     -   our business and liquidity strategies.

         We caution you not to put undue reliance on such forward-looking statements. These forward-looking statements are not guarantees of our future performance and involve risks and uncertainties. Our actual results may differ materially from those discussed in this prospectus, for the reasons, among others, discussed in this prospectus under the caption "Risk Factors." We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this prospectus. In addition to the risks and uncertainties discussed below, our filings with the Securities and Exchange Commission contain additional information concerning risks and uncertainties that would cause actual results to differ materially from those projected or suggested in our forward-looking statements. You should carefully review the risk factors discussed in this prospectus and the documents that are incorporated by reference into this prospectus.

                                 USE OF PROCEEDS

         Before deducting expenses, we will receive up to $11 million from the offering. We will contribute a portion of the proceeds from this offering to Mercantile National Bank to facilitate growth and to increase its lending limit. The remaining proceeds may be used to fund acquisitions, expand products and services, offer services to new niche markets, and for general working capital. We have no current arrangements, understandings or agreements, are not presently negotiating with respect to any acquisitions.

         We anticipate that with the new powers granted to the banking, insurance and brokerage industries through the "Financial Modernization Bill," signed into law in November of 1999, increasing our capital will position us to consider acquisitions of other financial services firms, add loan production/branch offices and enhance our product delivery technology.

                                  THE OFFERING

SHARES OFFERED

         We are offering up to 1,517,241 shares of common stock.

HOW TO SUBSCRIBE

         You may subscribe for shares of common stock by delivering to the Subscription Agent, at the address specified below, prior to 5:00 p.m., Pacific Standard Time, on September 15, 2000, a properly completed and executed Subscription Agreement, together with payment in full of the subscription price for the shares of common stock subscribed.

RIGHT TO ACCEPT SUBSCRIPTIONS

         All subscriptions are subject to our acceptance or rejection. We reserve the right to reduce the number of shares for which you subscribe in this offering or to reject your subscription for any reason in our sole discretion.

         As part of our efforts to avoid having the use of our net operating loss carryforwards limited by a change of ownership, our Articles of Incorporation prohibit the transfer of any capital stock prior to July 1, 2003 to any person if such person is or would become by reason of such transfer a 4.5% holder of our stock (as the term "stock" is defined, and such ownership is determined, under Section 382 of the Internal Revenue Code). As of the date of this prospectus, 4.5% of our stock was 111,484 shares (counting each share of our Series A Preferred Stock as two shares). Our Board of Directors may waive this limitation on a case-by-case basis.

         In connection with each subscription agreement, we require the subscriber to represent how many shares of our common stock and Series A Preferred Stock the subscriber beneficially owns. We will rely on this representation in determining whether to accept your subscription if you own or would own as a result of your subscription in excess of 4.5% of our stock if we accept your subscription.

         Our acceptance of your subscription which permits you to acquire shares when you own or would own as a result of your subscription in excess of 4.5% of our stock will constititute a one-time waiver of the limitation in our Articles of Incorporation solely for the number of shares which we issue to you in the offering BASED ON THE NUMBER OF SHARES YOU REPRESENT YOU BENEFICIALLY OWN. If your representation is inaccurate, the waiver will not apply to such additional shares. In addition, even if your representation is accurate when made, the waiver will not apply to any shares you may purchase thereafter. In both such circumstances, the shares acquired will be in excess of the amounts permitted in our Articles of Incorporation, AND WE MAY EXERCISE THE RIGHTS SET FORTH IN THE ARTICLES. In particular, we can require you to deliver the excess shares to an agent designated by us who will sell the shares.

NO RECOMMENDATION

         You must make your own evaluation of an investment in the common stock offered in this offering. We make no recommendation to you regarding whether you should subscribe for shares of our common stock.

EXPIRATION DATE

         The offering will expire at 5:00 p.m., Pacific Standard Time, on September 15, 2000, subject to extension in our sole discretion.

METHOD OF PAYMENT

         You must pay by one of the following methods:

              - You may pay by check or bank draft drawn upon a U.S. bank, or postal, telegraphic or express money order, payable to U.S. Stock Transfer Corporation, as Subscription Agent; or

              - You may pay by wire transfer of funds to the escrow account maintained by the Subscription Agent for the purpose of accepting subscriptions at First Professional Bank, ABA #122239335, credit to (your name), for further credit to National Mercantile Bancorp Account 004-802578.

         We will only consider the subscription price to have been received by the Subscription Agent when:

              -   any uncertified check clears;

              - the Subscription Agent has received a certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order; or

              - the Subscription Agent has received notice of collected funds in the Subscription Agent's account designated above.

         Funds paid by uncertified personal check may take up to five business days to clear. Accordingly, if you wish to pay by means of uncertified personal check, you are urged to make payment sufficiently in advance of the expiration date to ensure that such payment is received and clears prior to the expiration of the offering. We urge you to consider payment by means of certified check, bank draft, money order or wire transfer of funds. The Subscription Agent will hold all funds received in payment of the subscription price and will invest the funds at our direction in short-term certificates of deposit, short-term obligations of the United States or any state or any agency thereof or money market mutual funds investing in the foregoing instruments. The account in which such funds will be held will not be insured by the FDIC. We will retain any interest earned on such funds.

         The Subscription Agreements and payment of the subscription price must be delivered to the Subscription Agent, by mail, hand delivery, overnight or other courier service, at the following address:

         NATIONAL MERCANTILE BANCORP ACCOUNT
         U.S. STOCK TRANSFER CORPORATION
         1745 GARDENA AVENUE, SUITE 200
         GLENDALE, CALIFORNIA 91204
         TELEPHONE NUMBER: (818) 502-1404
         FACSIMILE NUMBER: (818) 502-0674

         The Instructions accompanying the Subscription Agreement should be read carefully and followed in detail. SUBSCRIPTION AGREEMENTS SHOULD BE SENT WITH PAYMENT TO THE SUBSCRIPTION AGENT. DO NOT SEND SUBSCRIPTION AGREEMENTS DIRECTLY TO NATIONAL MERCANTILE BANCORP.

NO REVOCATION

         You may not revoke your subscription to purchase shares of common stock in this offering after you have sent your Subscription Agreement to the Subscription Agent.

DELIVERY OF CERTIFICATES

         We will deliver certificates evidencing the shares of common stock purchased in the offering after the expiration of the offering.

RIGHT TO AMEND OR TERMINATE OFFERING

         We reserve the right, in our sole discretion, at any time prior to delivery of any shares of common stock to amend or terminate the offering. If we terminate the offering, we will refund promptly all subscription funds received for subscriptions which are not accepted, without interest.

SUBSCRIPTION AGENT

         We have appointed U.S. Stock Transfer as Subscription Agent. We will pay the fees and expenses of the Subscription Agent and have agreed to indemnify the Subscription Agent from certain liabilities which it may incur in connection with the offering.

INFORMATION AGENT

         We have appointed Georgeson Shareholder Communications, Inc. as Information Agent for the offering. Any questions or requests for assistance concerning the method of subscribing for shares of common stock or for additional copies of this prospectus, the Instructions, or the Subscription Agreement may be directed to the Information Agent at the address and telephone number below:

         Georgeson Shareholder Communications, Inc.
         17 State Street, 10th Floor
         New York, New York 10004
         Telephone No.: (800) 223-2064
         Banks and Brokers call: (212) 440-9800

         We will pay the fees and expenses of the Information Agent and have agreed to indemnify the Information Agent from certain liabilities which it may incur in connection with the offering.

OTHER MATTERS

         We are not conducting this offering in any state or other jurisdiction in which it is unlawful to do so. We will not sell or accept an offer to purchase common stock from you if you are a resident of any such state or other jurisdiction. We may delay the commencement of the offering in certain states or other jurisdictions in order to comply with the laws of such states or other jurisdictions. We do not expect that there will be any changes in the terms of the offering. However, we may decide, in our sole discretion, not to modify the terms of the offering as may be requested by certain states or other jurisdictions. If that happens and you are a resident of that state, you will not be eligible to participate in the offering.

                              PLAN OF DISTRIBUTION

         We plan to offer the common stock to our existing shareholders, other than to shareholders residing in any state where the offer is not permitted. In our discretion, we may also offer shares of common stock in the offering to persons other than existing shareholders if we determine such offers are permitted under applicable state law. Certain of our directors and officers will assist us in the offering by, among other things, participating in informational meetings regarding the offering and generally being available to answer questions of potential subscribers. None of such directors and officers will receive additional compensation for these services.

         In connection with our 1997 recapitalization, The Conrad Company ("Conrad"), our largest shareholder, received a right of first refusal to purchase its pro rata share of the common stock offered hereby. Accordingly, we will offer to sell to Conrad a minimum of 37.71% of the shares of common stock offered hereby.

                           DESCRIPTION OF COMMON STOCK

         Holders of our common stock are entitled to cast one vote for each share held of record and to cumulate votes for the election of directors. Subject to the preferential rights of any outstanding class of preferred stock, holders of our common stock are entitled to receive such dividends as may be declared by the Board of Directors out of legally available funds and to share ratably in any distribution of our assets after payment of all debts and other liabilities, upon our liquidation, dissolution or winding up. Common shareholders do not have preemptive rights or other rights to subscribe for additional shares, and the common stock is not subject to conversion or redemption.

         Our Articles of Incorporation provide that the affirmative vote of not less than two thirds of the total voting power of all outstanding shares of our voting stock shall be required to approve any proposal (1) that we merge or consolidate with any other corporation if such corporation and its affiliates singly or in the aggregate are directly or indirectly the beneficial owners of more than 20% of the total voting power of all our outstanding shares of voting stock, (2) that we sell or exchange all or substantially all of our assets or business to or with any other corporation if such corporation and its affiliates singly or in the aggregate are directly or indirectly the beneficial owners of more than 20% of the total voting power of all our outstanding shares of voting stock, or (3) that we issue or deliver any stock or other securities in exchange or payment for any properties or assets of any other corporation if such corporation and its affiliates singly or in the aggregate are directly or indirectly the beneficial owners of more than 20% of the total voting power of all our outstanding shares of voting stock. This requirement will not apply to any merger, consolidation, sale or exchange, or issuance or delivery of stock or other securities which was (a) approved by resolution of our Board of

Directors adopted by the affirmative vote of not less than two thirds of the then authorized number of directors or (b) approved by resolution of our Board of Directors prior to such other corporation's or its affiliates' singly or in the aggregate, directly or indirectly acquiring beneficial ownership of more than 20% of the total voting power of all our outstanding shares of voting stock.

         Our Articles of Incorporation further prohibit the transfer prior to July 1, 2003 of any capital stock to any person if such person is or would become by reason of such transfer a 4.5% holder of our common stock (as the term "stock" is defined, and such ownership is determined, under Section 382 of the Internal Revenue Code). Our Board of Directors may waive this limitation on a case-by-case basis.

         Our Articles of Incorporation also provide that we may issue preferred stock with such rights, preferences, privileges and restrictions fixed from time to time by our Board of Directors. Each of the foregoing may serve to delay, defer or prevent a change in control.

                                  LEGAL MATTERS

         Troop Steuber Pasich Reddick & Tobey, LLP, Los Angeles, California, has rendered to us a legal opinion as to the validity of the common stock covered by this prospectus.

                                     EXPERTS


         The December 31, 1999 and 1998 consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.


            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of the appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                              --------------------


                           NATIONAL MERCANTILE BANCORP

                                   PROSPECTUS

                                  COMMON STOCK


                                 AUGUST 2, 2000


                              --------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

              The estimated expenses in connection with the offering are as follows:



                                                                                                         Amount
                                                                                                 --------------------
              Registration Fee Under Securities Act of 1933..............................          $       2,904.00

              Nasdaq Listing Fee ........................................................          $      14,667.00

              Legal Fees and Expenses....................................................          $      60,000.00

              Subscription Agent Fee ....................................................          $       7,000.00

              Information Agent Fee......................................................          $      15,000.00

              Accounting Fees and Expenses...............................................          $      25,000.00

              Miscellaneous Expenses.....................................................          $      17,500.00

              TOTAL......................................................................          $     142,071.00
                                                                                                      =================

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Each of the Registrant's directors and executive officers have entered into agreements with the Registrant to provide for indemnification to the maximum extent available under California law.

         Article X of the Registrant's Articles of Incorporation, as amended, provides that the liability of the directors of the Registrant for monetary damages shall be eliminated to the fullest extent permissible under California law. Article XI of the Registrant's Articles of Incorporation, as amended, provides that the Registrant is authorized to provide for the indemnification of agents (as defined in Section 317 of the California General Corporation Law) in excess of that expressly permitted by such Section 317, subject to the limitations set forth in the General Corporation Law of California, for breach of duty to the corporation and its stockholders through bylaw provisions or through agreements, or both.

         Article V of the Registrant's amended Bylaws provides as follows:

                                    ARTICLE V
                                 INDEMNIFICATION

         Section 5.01. Definitions. For the purposes of this Article, "agent" includes any person who is or was a director, officer, employee, or other agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of a foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such predecessor corporation; "proceeding" includes any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and "expenses" includes attorneys' fees and any expenses of establishing a right to indemnification under Section 5.04 or Section 5.05(c) of these Bylaws.

         Section 5.02. Indemnification in Actions by Third Parties. The Corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by, or in the right of, the Corporation) by reason of the fact that such person is or was an agent of the Corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in the best interests of the Corporation or that he had reasonable cause to believe that his conduct was unlawful.

         Section 5.03. Indemnification in Actions by or in the Right of the Corporation. The Corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by, or in the right of, the Corporation to procure a judgment in its favor by reason of the fact that such person is or was an agent of the Corporation against expenses actually and reasonably incurred in connection with the defense or settlement of such action if he acted in good faith, in a manner he believed to be in the best interests of the Corporation, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. No indemnification shall be made under this Section:

         (A) in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the Corporation in the performance of his duty to the Corporation, unless and only to the extent that the court in which such action was brought shall determine upon application that, in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for the expenses which such court shall determine;


         (B) of amounts paid in settling or otherwise disposing of a threatened or pending action, with or without court approval; or

         (C) of expenses incurred in defending a threatened or pending action which is settled or otherwise disposed of without court approval.

         Section 5.04. Indemnification Against Expenses. To the extent that an agent of the Corporation has been successful on the merits in defense of any proceeding referred to in Section 5.02 or 5.03 of these Bylaws or in defense of any claim, issue or matter therein, he shall be indemnified against his expenses actually and reasonably incurred in connection therewith.

         Section 5.05. Required Determinations. Except as provided in Section
5.04 of these Bylaws, any indemnification under this Article shall be made by the Corporation only if authorized in the specific case, upon a determination that indemnification of the agent is proper under the circumstances because the agent has met the applicable standard of conduct set forth in Section 5.02 or
5.03 of these Bylaws by:

         (A) a majority vote of a quorum consisting of directors who are not parties to such proceeding;

         (B) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or

         (C) the court in which such proceeding is or was pending upon application made by the Corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not such application by the agent, attorney or other person is opposed by the Corporation.

         Section 5.06. Advance of Expenses. Expenses incurred in defending any proceeding may be advanced by the Corporation before the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the agent or repay such amount unless it shall be determined ultimately that the agent is not entitled to be indemnified as authorized in this Article.

         Section 5.07. Other Indemnification. No provision made by the Corporation to indemnify the directors or officers of the Corporation, or a subsidiary of the Corporation for the defense of any proceeding, whether contained in the Articles of Incorporation, Bylaws, a resolution of the shareholders or directors, an agreement or otherwise, shall be valid unless consistent with Section 317 of the California General Corporation Law. Nothing contained in this Article shall affect any right to indemnification to which persons other than such directors and officers may be entitled by contract or otherwise.

         Section 5.08. Forms of Indemnification Not Permitted. No indemnification or advance shall be made under this Article, except as provided in Section 5.04 or Section 5.05(c) of these Bylaws in any circumstance where it appears:

         (A) that it would be inconsistent with a provision of the Articles of Incorporation, Bylaws, a resolution of the shareholders or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

         (B) that it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

         Section 5.09. Insurance. The Corporation shall have the power to buy and maintain insurance on behalf of any agent of the Corporation against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as such whether or not the Corporation would have the power to indemnify the agent against such liability under the provisions of this Article.

         Section 5.10. Nonapplicability to Fiduciaries of Employee Benefit Plans. This Article does not apply to any proceeding against any trustee, investment manager or other fiduciary of an employee benefit plan in his capacity as such, even though he may also be an agent of the Corporation as defined in Section 5.01 of these Bylaws. Nothing contained in this Article shall limit any right to indemnification to which such trustee, investment manager or other fiduciary may be entitled by contract or otherwise which shall be enforceable to the extent permitted by applicable law other than Section 317 of the California General Corporation Law.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the above statutory provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS


No.      Item
---      ----
3.1      Certificate of Amendment of the Articles of Incorporation of the
         Registrant (9)

5.1      Opinion of Troop Steuber Pasich Reddick & Tobey, LLP

10.1     Employment Agreement dated January 1, 1999 between Mercantile National
         Bank and Scott A. Montgomery (3)

10.2 Letter Agreement dated July 17, 1996 between Mercantile National Bank and Joseph W. Kiley III (4)

10.3     Form of Indemnity Agreement between the Company and its directors (5)

10.4 First Floor Lease at 1840 Century Park East, Los Angeles, California, dated as of December 21, 1982 between Northrop Corporation and Mercantile National Bank (2)

10.5 Second Floor Lease at 1840 Century Park East, Los Angeles, California, dated as of December 21, 1982 between Northrop Corporation and Mercantile National Bank for space at 1840 Century Park East, Los
         Angeles, California, as amended by Amendment to Second Floor Lease dated as of June 7, 1986, and as amended by Second Amendment to Second
         Floor Lease dated as of December 18, 1992 between California State
         Teachers'Retirement System and Mercantile National Bank (2)

                                     II-3

10.6     Lease Restructure Agreement dated December 31, 1995 by and between
         California State Teachers' Retirement System and Mercantile National
         Bank (6)

10.7 Warrant Agreement dated December 31, 1995 by and between the Company and California State Teachers' Retirement System (6)

10.8 Registration Rights Agreement dated December 31, 1995 by and between the Company and California State Teachers' Retirement System (6)

10.9     National Mercantile Bancorp amended 1996 Stock Incentive Plan (7)

10.10    Registration Rights Agreement between the Company and Conrad Company
         (8)

10.11    Registration Rights Agreement between the Company and Wildwood
         Enterprises Inc. Profit Sharing Plan and Trust (8)

10.12    Bank Service Agreement dated April 21, 1997 between RH Investment
         Corporation and Mercantile National Bank (1)

10.13    Investment Management Agreement dated December 1, 1997 between
         Mercantile National Bank and Windsor Financial Group, Inc (1)

11.      Statement regarding computation of per share earnings (see "Note
         2--Earnings Per Share"--of the "Notes to the Consolidated Financial
         Statements" in "Item 1. Financial Statements" of the Registrant's
         Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000)

21.      Subsidiaries of the Registrant

23.1     Consent of Arthur Andersen LLP

23.2 Consent of Troop Steuber Pasich Reddick & Tobey, LLP (included as part of Exhibit 5.1)

24.1     Power of Attorney (9)

99.1     Form of Subscription Agreement for Record and Beneficial Holders (9)

99.2     Form of Subscription Agreement for Nominee Holders (9)

99.3     Form of Instructions to Stockholders (9)

99.4     Form of Letter to Stockholders who are record holders (9)

99.5     Form of Letter to Stockholders who are beneficial holders (9)


--------------------

(1) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference.
(2) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated herein by reference.
(3) Filed as an exhibit to the Company's Report on Form 10-Q for the quarter ended March 31, 1999 and incorporated herein by reference.

(4) Filed as an exhibit to the Company's Report on Form 10-Q for the quarter ended September 30, 1996 and incorporated herein by reference.
(5) Filed as an exhibit to Company's Annual Report on Form 10-K for the year ended December 31, 1990 and incorporated herein by reference.
(6) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference.
(7) Filed as an exhibit to the Company's Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated herein by reference.
(8) Filed as an exhibit to the Company's Registration Statement on Form S-2 dated February 10, 1997 and amendments thereto and incorporated herein by reference.
(9) Filed as an exhibit to the Company's Registration Statement on Form S-2 dated May 31, 2000.


ITEM 17. UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         (2) That, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on August 3, 2000.

                                       NATIONAL MERCANTILE BANCORP
                                       (Registrant)

                                       By: /s/ Scott A. Montgomery
                                          --------------------------------------
                                          Scott A. Montgomery
                                          Chief Executive Officer




         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-2 has been signed below by the following persons in the capacities and on the dates indicated.



                      Signature                                              Title                          Date
                      ---------                                              -----                          ----
                          *                                     Chair of the Board of Directors        August 3, 2000
  ---------------------------------------------------
                   Robert E. Gipson

                                                                Vice Chair of the Board of
                          *                                     Directors                              August 3, 2000
  ---------------------------------------------------
                  Robert E. Thomson
                                                                Director and Chief Executive
                                                                Officer (Principal Executive
            /s/  Scott A. Montgomery                            Officer)                               August 3, 2000
  ---------------------------------------------------
                 Scott A. Montgomery
                                                                Director and Chief Financial
                                                                Officer (Principal Accounting
            /s/  Joseph W. Kiley, III                           Officer)                               August 3, 2000
  ---------------------------------------------------
                 Joseph W. Kiley, III

                          *                                     Director                               August 3, 2000
  ---------------------------------------------------
                   Donald E. Benson

                          *                                     Director                               August 3, 2000
  ---------------------------------------------------
                   Joseph N. Cohen


                                     II-6

                          *                                     Director                               August 3, 2000
  ---------------------------------------------------
                      Alan Grahm

                          *                                     Director                               August 3, 2000
  ---------------------------------------------------
              Antoinette Hubenette, M.D.

                          *                                     Director                               August 3, 2000
  ---------------------------------------------------
                    Dion G. Morrow


                          *                                     Director                               August 3, 2000
  ---------------------------------------------------
                   Carl R. Terzian


*By: /s/ SCOTT A. MONTGOMERY                                                                           August 3, 2000
     ------------------------------------------------
         Attorney-in-fact


                                 EXHIBIT INDEX


No.      Item
---      ----
3.1      Certificate of Amendment of the Articles of Incorporation of the
         Registrant (9)

5.1      Opinion of Troop Steuber Pasich Reddick & Tobey, LLP

10.1     Employment Agreement dated January 1, 1999 between Mercantile National
         Bank and Scott A. Montgomery (3)

10.2 Letter Agreement dated July 17, 1996 between Mercantile National Bank and Joseph W. Kiley III (4)

10.3     Form of Indemnity Agreement between the Company and its directors (5)

10.4 First Floor Lease at 1840 Century Park East, Los Angeles, California, dated as of December 21, 1982 between Northrop Corporation and Mercantile National Bank (2)

10.5 Second Floor Lease at 1840 Century Park East, Los Angeles, California, dated as of December 21, 1982 between Northrop Corporation and Mercantile National Bank for space at 1840 Century Park East, Los
         Angeles, California, as amended by Amendment to Second Floor Lease dated as of June 7, 1986, and as amended by Second Amendment to Second
         Floor Lease dated as of December 18, 1992 between California State
         Teachers'Retirement System and Mercantile National Bank (2)

10.6     Lease Restructure Agreement dated December 31, 1995 by and between
         California State Teachers' Retirement System and Mercantile National
         Bank (6)

10.7 Warrant Agreement dated December 31, 1995 by and between the Company and California State Teachers' Retirement System (6)

10.8 Registration Rights Agreement dated December 31, 1995 by and between the Company and California State Teachers' Retirement System (6)

10.9     National Mercantile Bancorp amended 1996 Stock Incentive Plan (7)

10.10    Registration Rights Agreement between the Company and Conrad Company
         (8)

10.11    Registration Rights Agreement between the Company and Wildwood
         Enterprises Inc. Profit Sharing Plan and Trust (8)

10.12    Bank Service Agreement dated April 21, 1997 between RH Investment
         Corporation and Mercantile National Bank (1)

10.13    Investment Management Agreement dated December 1, 1997 between
         Mercantile National Bank and Windsor Financial Group, Inc (1)

11.      Statement regarding computation of per share earnings (see "Note
         2--Earnings Per Share"--of the "Notes to the Consolidated Financial
         Statements" in "Item 1. Financial Statements" of the Registrant's
         Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000)

21.      Subsidiaries of the Registrant

23.1     Consent of Arthur Andersen LLP

23.2 Consent of Troop Steuber Pasich Reddick & Tobey, LLP (included as part of Exhibit 5.1)


24.1     Power of Attorney (9)

99.1     Form of Subscription Agreement for Record and Beneficial Holders (9)

99.2     Form of Subscription Agreement for Nominee Holders (9)

99.3     Form of Instructions to Stockholders (9)

99.4     Form of Letter to Stockholders who are record holders (9)

99.5     Form of Letter to Stockholders who are beneficial holders (9)



--------------------

*To be filed by amendment.
(1) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference.
(2) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated herein by reference.
(3) Filed as an exhibit to the Company's Report on Form 10-Q for the quarter ended March 31, 1999 and incorporated herein by reference.
(4) Filed as an exhibit to the Company's Report on Form 10-Q for the quarter ended September 30, 1996 and incorporated herein by reference.
(5) Filed as an exhibit to Company's Annual Report on Form 10-K for the year ended December 31, 1990 and incorporated herein by reference.
(6) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference.
(7) Filed as an exhibit to the Company's Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated herein by reference.
(8) Filed as an exhibit to the Company's Registration Statement on Form S-2 dated February 10, 1997 and amendments thereto and incorporated herein by reference.
(9) Filed as an exhibit to the Company's Registration Statement on Form S-2 dated May 31, 2000.